UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1310 W. Sam Houston Pkwy N.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 453,048
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 453,048
	10	Shared Dispositive Power 1,325,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,267,586
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.12%***
14	Type of Reporting Person OO

*

Consists of (a) 9,814,538 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by the CSL Entities (as defined in Item 5, below) and (b) 453,048 shares of Class A Common Stock owned by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock held by Ranger Energy Holdings II, LLC. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***	Based on a total of 24,972,191 shares of Class A Common Stock reported as issued as of October 22, 2021.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 147,671
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 137,931
	10	Shared Dispositive Power 1,325,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,415,257
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.71%***
14	Type of Reporting Person IN

*

Consists of (a) 9,814,538 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by CSL Entities and (b) 453,048 shares of Class A Common Stock owned by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock held by Ranger Energy Holdings II, LLC. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***	Based on a total of 24,972,191 shares of Class A Common Stock reported as issued as of October 22, 2021.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,236
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 43,496
	10	Shared Dispositive Power 1,325,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,320,822
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.33%***
14	Type of Reporting Person IN

*

Consists of (a) 9,814,538 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by CSL Entities and (b) 453,048 shares of Class A Common Stock owned by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock held by Ranger Energy Holdings II, LLC. .. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***	Based on a total of 24,972,191 shares of Class A Common Stock reported as issued as of October 22, 2021.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D, as amended through Amendment No. 2 dated May 11, 2010 filed jointly by Bayou Well Holdings Company, LLC, Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”) (the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended to date. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On September 10, 2021, Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Fund II Preferred Holdings LLC (the “CSL Voting Parties”) and Bayou entered into a new Voting Agreement (the “Voting Agreement”) with the Issuer, pursuant to which, among other things, the CSL Voting Parties and Bayou agreed to certain transfer restrictions until the Stockholder Approval and to vote in favor of the Stockholder Approval. Such approval has occurred, and the agreements set forth therein have lapsed. The new Voting Agreement did not materially affect the disclosures of shared voting control with respect to Bayou as set forth in its Schedule D.

Also on September 10, 2021, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P., CSL Fund II Preferred Holdings LLC (collectively, the “CSL TRA Parties”) and Bayou Well Holdings Company, LLC entered into a Tax Receivable Termination and Settlement Agreement (the “TRA Termination Agreement”) with the Issuer, pursuant to which, among other things, the Tax Receivable Agreement, dated August 16, 2017 (the “TRA”), was terminated effective as of September 10, 2021. In consideration of the termination of the TRA, the Issuer agreed to issue an aggregate of 3,048 shares of Class A Common Stock of the Issuer to Bayou, following a shareholder approval.

CSL and Bayou also consented to the redemption by Ranger LLC of their outstanding units in Ranger LLC and the redemption by the Issuer of corresponding shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock. The redemption was contingent on the closing of a private placement of preferred stock to fund an acquisition by Issuer, and did not alter the amounts or voting of shares reported by Bayou, and only changed the nature of the shareholdings. As a result of the redemption, all shares of Class B Common Stock held by Bayou were redeemed for Class A Common Stock

The full text of the Voting Agreement is attached hereto as Exhibit 9, and the full text of the TRA Termination Agreement is attached hereto as Exhibit 10, and each is incorporated by reference herein.

This Amendment updates the types of shares, and revises non-material amounts of shares that have been received since the Second Amendment. Notwithstanding, the Reporting Persons affirm that there can be no assurance that no further discussions will occur among or between Bayou, the Issuer or other shareholders with respect to future transactions. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4. Furthermore, except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 5. Item 5 of the Schedule 13D is hereby amended and replaced by the following:

A)	Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of 10,267,586 shares of Class A Common Stock, constituting approximately 41.12% of the issued and outstanding shares of Class A Common Stock at November 10, 2021, consisting of the following:

1.

With respect to the disclosure of sole dispositive power, 453,048 shares of issued and outstanding Class A Common Stock are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

2.

9,814,538 shares of issued and outstanding Class A Common Stock held by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC (the “CSL Entities”), in various amounts that add to the total reported above. Bayou is a member of Ranger Energy Holdings, LLC (REH”), namely an owner of 45.20% of the LLC Interests, and REH owns a total of 4,781,031 shares of Class A Common Stock. Pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of three (3) Directors of the Issuer as designated by the representatives of the CSL Entities. There is no longer an obligation of any CSL Entity to vote for any representative of Bayou to be elected to the Board. Additionally, the CSL Entities have rights to 19,480 shares of Class A Common Stock that have been issued as RSAs, but that have not vested.

3.

With respect to the Disclosure of shared dispositive power, 1,325,261 shares of issued and outstanding Class A Common Stock are held directly by REH II, and, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

The calculated percentage interest is based on a combined total of 24,972,191 shares of Class A Common Stock.

1.	Sole power to vote or direct vote: 453,048

2.	Shared power to vote or direct vote: 10,267,586

3.	Sole power to dispose or direct the disposition: 453,048

4.	Shared power to dispose or direct the disposition: 1,325,261

(B)	Richard E. Agee

As of the date hereof, R. Agee may be deemed the beneficial owner of 10,415,257 shares of Class A Common Stock, constituting approximately 41.71% of the shares of Class A Common Stock, consisting of the following:

1.

With respect to Sole Voting Power, 147,671 shares of issued and outstanding Class A Common Stock are held by R. Agee, that includes 137,931 shared of Class A Common Stock and 9,740 shares of Class A Common Stock issued as Restricted Stock Awards that have not vested, but for which Mr. Agee has the right to vote;

2.

With respect to the Shared Voting Power, the amount includes 453,048 shares of issued and outstanding Class A Common Stock, held by Bayou, a total of 9,814,538 Shares of Class A Common Stock controlled by the CSL Entities, and the 147,671 owned or controlled by Mr. Agee. Bayou is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.

With respect to Shared Dispositive Power, 1,325,261 shares of issued and outstanding Class A Common Stock are held directly by REH II, and, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

The calculated percentage interest is based on a combined total of 24,972,191 shares of Class A Common Stock as reported as of November 10, 2021

1.	Sole power to vote or direct vote: 147,671

2.	Shared power to vote or direct vote: 10,415,257

3.	Sole power to dispose or direct the disposition: 137,931

4.	Shared power to dispose or direct the disposition: 1,325,261

(C)	B. Agee

As of the date hereof, Brett T. Agee may be deemed the beneficial owner of 10,320,822 shares of Class A Common Stock, constituting approximately 41.33% of the shares of Class A Common Stock, consisting of the following:

1.

With respect to Sole Voting and Dispositive Power, 53,236 shares of issued and outstanding Class A Common Stock, that includes 43,496 held directly by B. Agee and 9,740 Shares of Class A Common Stock held as RSAs by Mr. Agee;

2.

With respect to the Shared Voting Power, the amount includes 453,048 shares of issued and outstanding Class A Common Stock, held by Bayou, and a total of 9,814,538 Shares of Class A Common Stock and RSAs held by the CSL Entities, and 53,236 Shares of Class A Common Stock owned or controlled by Mr. Agee. Bayou is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;;

3.

With respect to Shared Dispositive Power, 1,325,261 shares of issued and outstanding Class A Common Stock are held directly by REH II, and, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

The calculated percentage interest is based on a combined total of 24,972,191 shares of Class A Common Stock as reported as of November 10, 2021

1.	Sole power to vote or direct vote: 53,236

2.	Shared power to vote or direct vote: 10,320,822

3.	Sole power to dispose or direct the disposition: 43,496

4.	Shared power to dispose or direct the disposition: 1,325,261

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 9	Voting Agreement

Exhibit 10	TRA Termination Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee